FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2003

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8LB
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒                Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                No ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Second Quarter Results of FY 2003/04

Communication to Investors and Media
Second Quarter Fiscal Year 2004
CONDENSED FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED, CONDENSED AND CONSOLIDATED FINANCIAL INFORMATION
SIGNATURES

Communication to Investors and Media
More detailed information at www.leica-geosystems.com

2nd Quarter Results FY 2003/04 (November 2003)
Contact George Aase, Director Investor Relations, Phone +41 (0)727 3064
Fritz Staudacher, Corporate Communications, Phone +41 (0)79 201 5891	Leica Geosystems AG Heinrich-Wild-Strasse CH-9435 Heerbrugg (Switzerland) www.leica-geosystems.com

Leica Geosystems continues sales and earnings growth

•	Sales from continuing operations increase 5% and 7% on currency-adjusted basis; 1HY sales increase 7.3% and 10.7% on currency-adjusted basis.

•	Order intake of CHF 164.0 million with book-to-bill ratio of 1.0.

•	Operating expenses 5.1% below the previous year.

•	Earnings rise in the second quarter:

•	EBIT of CHF 5.2 million from CHF 0.2 million in the previous year;

•	EBITDA of CHF 22.7 million with margin of 13.8% versus 10.9% in previous year;

•	Cash EPS of CHF 12.72 compared with CHF 6.22.

•	Operating cash flow of CHF 18.0 million.

Heerbrugg (Switzerland), 5 November, 2003 — Leica Geosystems (SWX: LGSN) today reported continued momentum in its business, with sales and earnings growth in the second quarter. The Company stated that demand for its products and solutions was solid in all divisions this quarter, and attributed the 5% growth in revenues to its leading market position in Europe, rapidly growing demand in Asia, and emerging signs of recovery in the US. During the quarter Leica Geosystems announced a series of new products that should position the Company for continued growth. As a result of its lower cost base, the Company extended its trend of earnings growth into the second quarter, with improved EBIT, EBITDA and cash earnings per share.

Sales increase by 5%; currency-adjusted sales increase by 7%
Leica Geosystems’ sales from continuing operations increased by 5.0% in the second quarter, with revenues rising to CHF 163.8 million compared with CHF 156.1 million in the previous year. Sales performance was largely influenced by growth in the Company’s Surveying & Engineering activities (+4.4%), coupled with significant growth in Consumer Products (+41.6%) and stable performance in Metrology (+1.9%), Cyra (+13.1%) and Special Products (+6.2%). GIS & Mapping sales declined 3.3% as a result of the strengthening Swiss franc, but grew 4.4% on a currency-adjusted basis.

Operating costs cut by 5.1% against the previous year
Leica Geosystems has been able to keep its operating expenses well under control, with second quarter costs 5.1% below previous year levels. The Company attributed the lower costs to sustainable productivity improvements from previous restructuring initiatives and the ongoing benefit of a weak US dollar. For the first half-year, Leica Geosystems’ operating expenses were 8.3% below previous year levels.

EBITDA growth of 33.1%
Leica Geosystems reported increases in its second quarter EBIT, EBITDA and cash earnings per share. EBIT for the quarter was CHF 5.2 million compared with CHF 0.2 million from continuing operations in the previous year. EBITDA increased by 33.1% to CHF 22.7 million, or 13.8% of sales, compared with prior year EBITDA from continuing operations of CHF 17.0 million (10.9% of sales). EBITDA margins improved in most of the Company’s divisions, with strong margins in Surveying & Engineering (16.8%), GIS & Mapping (15.5%) and Metrology (26.8%). EBITDA margins in the Consumer Products division declined to 6.4%, due to an unfavorable sales mix and various marketing initiatives in the quarter. Lastly, although the Company’s Cyra business continues to operate at an EBITDA loss, Cyra reduced its EBITDA losses again this quarter, in large part due to operating cost reductions made in the previous year.

The Company recorded second quarter net income of CHF 0.7 million compared with CHF 2.3 million in the previous year. Net income for the first half year was CHF 1.9 million compared with a loss of CHF (1.1) million in the previous year. Cash earnings per share were CHF 12.72 in the second quarter, compared with CHF 6.22 in the previous year, and CHF 20.20 for the first half year versus CHF 12.55 in the previous year.

Continued positive operating cash flow
Through strong earnings and lower working capital investments, the Company generated cash flow from operations of CHF 18.0 million in the second quarter compared with CHF 16.8 million (continuing operations) in the previous year. Leica Geosystems’ net debt fell by approximately CHF 6.9 million, or 4.0%, during the quarter, down to CHF 159.6 million.

Business Outlook — Third Quarter and Full Year 2004
(Barring any unforeseen circumstances)
The Company stated that its business outlook for the fiscal year was unchanged. Leica Geosystems continues to expect full year sales growth to be in the range of 6% to 7%. In terms of the remaining two quarters, the Company expects revenues in both quarters to exceed the previous year. Fourth quarter sales should exceed the third, given the usual seasonality of Leica’s business, and the phasing of new product releases over the two quarters. For the balance of the fiscal year Leica Geosystems continues to

2

expect EBITDA margins to be above the previous year. As previously communicated, the Company expects net income for the remaining two quarters of the year to be positive.

*     *     *

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

3

2nd Quarter Results FY2003/04 of Leica Geosystems at a Glance

	Current	Prior
	year	year
(in million Swiss Francs)	(28.6.03 to	(29.6.02 to	Changes
	26.09.03)	27.09.02)	(%)

ORDER INTAKE — Continuing operations	164.0m	165.1m		-0.6%
SALES — Continuing operations	163.8m	156.0m		5.0%
Surveying & Engineering	101.8m	97.5m		4.4%
GIS & Mapping	22.7m	23.5m		-3.3%
Consumer Products	12.5m	8.8m		41.6%
Metrology	15.8m	15.5m		1.9%
New Businesses	3.8m	3.4m		13.1%
Special Products — Continuing operations	7.2m	6.8m		6.2%
Central Services	0.0m	0.6m		-100.0%
Gross margin (continuing operations) in percentage of sales	50.3%	52.6%	-2.3	pts

EARNINGS
EBITDA — Continuing operations	22.7m	17.0m		33.1%
— in percentage of sales	13.8%	10.9%
EBITA — Continuing operations	18.1m	12.0m		50.9%
— in percentage of sales	11.1%	7.7%
EBIT — Continuing operations	5.2m	0.2m		3108.3%
— in percentage of sales	3.2%	0.1%
Operating profit — Continuing operations	4.7m	0.3m		1542.1%
— in percentage of sales	2.9%	0.2%
Net income	0.7m	2.3m		-69.4%
— in percentage of sales	0.4%	1.2%
Earnings per share (CHF)
— basic	0.31	1.01		-68.9%
— diluted	0.31	1.01		-69.5%
Cash earnings per share (CHF)
— basic	12.72	6.22		104.5%
— diluted	12.48	6.21		100.9%
non-cash adjustments	27.48	11.73		134.3%

4

1st Half Year Results FY2003/04 of Leica Geosystems at a Glance

	Current	Prior
	year	year
(in million Swiss Francs)	(01.04.03 to	(01.04.02 to	Changes
	26.09.03)	27.09.02)	(%)

ORDER INTAKE — Continuing operations	338.9m	337.5m		0.4%
SALES — Continuing operations	329.8m	307.4m		7.3%
Surveying & Engineering	203.1m	192.3m		5.6%
GIS & Mapping	45.9m	47.7m		-3.7%
Consumer Products	26.4m	19.8m		33.4%
Metrology	31.1m	26.7m		16.3%
New Businesses	7.1m	6.2m		14.6%
Special Products — Continuing operations	16.1m	13.6m		18.3%
Central Services	0.0m	1.1m		-100.0%
Gross margin in percentage of sales	51.4%	53.6%	-2.2	pts

EARNINGS
EBITDA — Continuing operations	50.8m	29.5m		72.0%
— in percentage of sales	15.4%	9.6%
EBITA — Continuing operations	41.8m	19.9m		109.7%
— in percentage of sales	12.7%	6.5%
EBIT — Continuing operations	16.3m	-3.5m		575.5%
— in percentage of sales	5.0%	-1.1%
Operating profit — Continuing operations	15.5m	-3.3m		568.3%
— in percentage of sales	4.7%	-1.1%
Net income	1.9m	-1.1m		266.0%
— in percentage of sales	0.6%	-0.3%
Earnings per share (CHF)
— basic	0.86	-0.51		269.3%
— diluted	0.85	-0.51		267.4%
Cash earnings per share (CHF)
— basic	20.20	12.55		60.9%
— diluted	19.92	12.54		58.8%
non-cash adjustments	42.79	29.39		45.6%

5

2nd Quarter FY 2003/04 Divisional Results

	Percentage of	Division	Division	EBITDA-
Division	Total Sales	Sales	EBITDA	Margin % of
	(%)	(CHF)	(CHF)	Sales

Surveying & Engineering	62%	101.8m	17.1m	16.8%

GIS & Mapping	14%	22.7m	3.5m	15.5%

Consumer Products	8%	12.5m	0.8m	6.4%

Metrology	10%	15.8m	4.2m	26.8%

New Businesses	2%	3.8m	-2.0m	-51.9%

Special Products	4%	7.2m	2.2m	30.2%

Central Services	0%	0.0m	-3.2m	—

Total 2nd Quarter	100%	163.8m	22.7m	13.8%

1st Half Year FY 2003/04 Divisional Results

	Percentage of	Division	Division	EBITDA-
Division	Total Sales	Sales	EBITDA	Margin of
	(%)	(CHF)	(CHF)	Sales

Surveying & Engineering	62%	203.1m	38.2m	18.8%

GIS & Mapping	14%	45.9m	5.3m	11.6%

Consumer Products (Disto)	8%	26.4m	3.2m	12.0%

Industrial Measurement	9%	31.1m	7.7m	24.7%

New Businesses (Cyra)	2%	7.1m	-3.5m	-49.2%

Special Products	5%	16.1m	4.9m	30.2%

Central Services	0%	0.0m	-5.0m	—

Total 1st Half Year	100%	329.8m	50.8m	15.4%

6

Balance Sheet Summary

Balance Sheet Summary
(see note 1 below)	FY04	FY04	FY03	FY03	FY03	FY03
	Sept. 26,	June 27,	March 31,	Dec. 27,	Sep. 27,	June 28,
(Amount in million Swiss Francs)	2003	2003	2003	2002	2002	2002

Net Working Capital	125.6	128.2	112.1	143.3	132.1	147.9

Net Working Capital % of Sales	19.2%	19.3%	16.0%	18.2%	17.7%	20.8%

Total Assets	688.1	693.1	683.1	749.1	771.0	770.0

Net Dept (see note 2 below)	159.6	166.5	154.0	220.3	224.8	247.6

Total Equity	314.7	312.3	313.6	305.7	309.5	309.1

Equity / Asset Ratio	45.7%	45.1%	45.9%	40.8%	40.1%	40.1%

Capital Expenditures on Tangible and Intagible Assets	15.3	11.8	17.2	11.7	18.5	14.4

Goodwill	168.3	172.5	177.5	197.6	216.4	220.5

Cash provided in operating activities	18.0	7.1	27.4	16.2	33.1	-4.5

Note 1:	Balance Sheet as of March 31, 2003 reflects the impact of the divestments of Wiltronic and Leica Vectronix.
Note 2:	Q2 FY04 amount is shown net of cash of CHF 2.1 million and capitalized debt issue cost/discounts of CHF 3.4 million.

*     *     *

Share Related Data

2,221,341 registered shares
•	@ 50 CHF nominal per share: Share capital CHF 110.8m
•	@ 142.1 CHF carrying amount per share: Shareholders’ equity: CHF 314.8m
•	@ 145.3 CHF average quarterly share price Market capitalization (average 2nd quarter): CHF 321.9m

*     *     *

Comprehensive and detailed information on Leica Geosystems’ second quarter FY 2003/04 results is available on our website www.leica-geosystems.com, Investor Relations, Shareholder News No 13.

*     *     *

Files can be called up electronically: you can download the text file directly from the Internet with a double-click: www.leica-geosystems.com.

*     *     *

Contact Person:
George Aase, Director Investor Relations, Leica Geosystems AG, Heinrich-Wild-Strasse, CH-9435 Heerbrugg (Switzerland) — Internet: www.leica-geosystems.com

Telephone (direct) Telephone (operator)	+41 (0)71 727 3064 +41 (0)71 727 3131	E-Mail Fax	George.Aase@leica-geosystems.com +41 (0)71726 5064

7

Leica Geosystems’ Shareholder News

Issue 13 — Heerbrugg (Switzerland), 5 November, 2003

Second Quarter Fiscal Year 2004

At a Glance

•	Sales from continuing operations increase 5% and 7% on currency-adjusted basis; 1HY sales increase 7.3% and 10.7% on currency-adjusted basis.
•	Order intake of CHF 164.0 million with book-to-bill ratio of 1.0.
•	Operating expenses 5.1% below the previous year.
•	Earnings rise in the second quarter:
•	EBIT of CHF 5.2 million from CHF 0.2 million in the previous year;
•	EBITDA of CHF 22.7 million with margin of 13.8% versus 10.9% in previous year;
•	Cash EPS of CHF 12.72 compared with CHF 6.22.
•	Operating cash flow of CHF 18.0 million.

Contents

1
Sales

2
Operating Expenses Earnings

4
Balance Sheet and Cash Flow

5
Divisional Performance

8
Other Matters Business Outlook

9
Condensed Financial Statements

15
Notes to the Financial Information

Financial Overview

Continued Sales Growth

Second quarter sales from continuing operations increased 5% over the previous year, rising to CHF 163.8 million. Sales grew by 7.0% on a currency-adjusted basis. Growth in our Surveying & Engineering activities set the pace for the quarter, with sales growth of 4.4%. Sales in the Consumer Products division rose 41.6%, marking the fourth consecutive quarter of +20% growth. Revenues in Metrology rose 1.9%, the Cyra business increased sales by 13.1%, and sales in Special Products grew 6.2% compared with the previous year. GIS & Mapping revenues declined (3.3%) due to the continued fall in the US dollar versus the Swiss franc. Order intake for the quarter was CHF164.0 million, resulting in a book-to-bill ratio of 1.0.

Second quarter sales by Division

Financial Overview

Second quarter sales by Region

Conditions in our North American markets continue to show signs of recovery. Government spending in the defense and homeland security initiatives also resulted in higher demand for our imaging and metrology products. Our European markets continue to be a mixed picture, with economic recovery lagging behind the United States. Demand in the southern and eastern European markets, however, continues to grow. Our Asian activities benefited from our continued market penetration in Australia, China and Japan.

Stable Gross Margin

Margins remained above 50% in the second quarter but were off from previous year levels, primarily due to the sales mix effect in the quarter. Sales in the second quarter included a larger proportion of construction-oriented units, as well as discounted sales of older generation products in the consumer products and Cyra businesses. Margins for the first half-year were 51.4%.

Operating Expenses cut by 5.1%

Operating expenses were CHF 77.6 million in the second quarter, down 5.1% from the previous year. Marketing and Selling costs declined 3.8% in the period, benefiting from productivity improvements.

Quarterly Operating Expenses

Net research and development expenses increased by 21% over the previous year, but remained at 10% of total sales. Research and development expenses reflect the Company’s intense innovation phase, as both cash costs and amortization of previously capitalized costs increased this quarter. Amortization charges in the second quarter were CHF 8.5 million, with capitalized costs at CHF 10.8 million. As capitalized costs and amortization expenses approach equilibrium, net costs in future periods will increase.

Other Operating Expenses, which included CHF 3.5 million of restructuring costs in the previous year, declined by 62%. Excluding restructuring costs, Other Operating Expenses declined by CHF 2.4 million, or 39.8%, partially due to lower goodwill amortization charges in the quarter. Goodwill amortization charges for the second quarter were CHF 4.1 million.

Currency Exposure

The Company has a net foreign currency exposure of approximately CHF 130 million, of which 17% (or CHF 22 million) is in US Dollars, 48% in Euro (or CHF 64 million), and the balance in other currencies. At the end of the second quarter, approximately 63% of this net exposure has been hedged forward for the coming twelve months. The balance sheet is also exposed to movements in exchange rates, with approximately 50% of intangible assets and material levels of working capital in US Dollars. Net translation adjustments to equity in the second quarter were a positive CHF 0.7 million.

Continued Earnings Growth

Continued sales growth, stable gross profit margins and lower operating expenses contributed to another quarter of earnings growth. EBIT grew to CHF 5.2 million, or 3.2% of sales, compared with CHF 0.2 million from continuing operations in the previous year. EBITDA also rose materially, with current period EBITDA of CHF 22.7 million, or 13.8% of sales, compared with prior year EBITDA from continuing operations of CHF 17.0 million, or 10.9% of sales. For the first half year, EBIT was 16.3 million, or 5.0% of sales compared with a loss of CHF (3.4) million in the previous year; EBITDA from continuing operations was CHF 50.8 million, or 15.4% of sales, versus CHF 29.5 million, or 9.6% of sales.

Financial Overview

Results at a glance

Second Quarter				Year to date

	Prior year	Current year		Current year	Prior year
Changes	(29.06.02 to	(28.06.03 to		(1.4.03 to	(1.4.02 to	Changes
(%)	27.9.02)	26.09.03)	(In million Swiss Francs)	26.09.03)	27.09.02 )	(%)

-0.6%	165.1	164.0	ORDER INTAKE — Continuing operations	338.9	337.5	0.4%
5.0%	156.0	163.8	SALES — Continuing operations	329.8	307.4	7.3%
4.4%	97.5	101.8	Surveying & Engineering	203.1	192.3	5.6%
-3.3%	23.5	22.7	GIS & Mapping	45.9	47.7	-3.7%
41.6%	8.8	12.5	Consumer Products (Disto)	26.4	19.8	33.4%
1.9%	15.5	15.8	Metrology	31.1	26.7	16.3%
13.1%	3.4	3.8	New Businesses (Cyra)	7.1	6.2	14.6%
6.2%	6.8	7.2	Special Products — Continuing operations	16.1	13.6	18.3%
-100.0%	0.6	0.0	Central Services	0.0	1.1	-100.0%
			Gross margin — Continuing operations
-2.3%	52.6%	50.3%	in percentage of sales	51.4%	53.6%	-2.2%
			EARNINGS
33.1%	17.0	22.7	EBITDA — Continuing operations	50.8	29.5	72.0%
	10.9%	13.8%	— in percentage of sales	15.4%	9.6%
50.9%	12.0	18.1	EBITA — Continuing operations	41.8	19.9	109.7%
	7.7%	11.1%	— in percentage of sales	12.7%	6.5%
3108.3%	0.2	5.2	EBIT — Continuing operations	16.3	(3.5)	575.5%
	0.1%	3.2%	— in percentage of sales	5.0%	-1.1%
			Operating profit/(loss)
1542.1%	0.3	4.7	— Continuing operations	15.5	(3.3)	568.3%
	0.2%	2.9%	— in percentage of sales	4.7%	-1.1%
-69.4%	2.3	0.7	Net income/(loss)	1.9	(1.1)	266.0%
	1.2%	0.4%	— in percentage of sales	0.6%	-0.3%
			Earnings per share (CHF)
-68.9%	1.01	0.31	— basic	0.86	(0.51)	269.3%
-69.5%	1.01	0.31	— diluted	0.85	(0.51)	267.4%
			Cash earnings per share (CHF)
104.5%	6.22	12.72	— basic	20.20	12.55	60.9%
100.9%	6.21	12.48	— diluted	19.92	12.54	58.8%
134.3%	11.73	27.48	— non-cash adjustments	42.79	29.39	45.6%

Total finance costs in the second quarter were CHF 1.6 million versus CHF 0.4 million in the previous year, driven by lower foreign exchange gains on inter-company loans. Interest costs declined CHF 1.0 million on lower borrowing levels and lower interest rates. Amortization costs decreased by CHF 0.4 million in the quarter. For the first half-year total finance costs have declined by CHF 2.5 million, or 24 percent. Taxes in the second quarter were CHF 2.9 million compared with CHF 5.4 million in the previous year. For the first half-year, taxes were CHF 6.9 million versus CHF 3.2 million.

Net income for the quarter was CHF 0.7 million, or CHF 0.31 per share, compared with CHF 2.3 million, or CHF 1.01 per share in the previous year. Cash earnings per share for the second quarter were CHF 12.72, compared with CHF 6.22 in the previous year. For the first half-year Net income was CHF 1.9 million, above the prior year loss of CHF (1.1) million, with cash earnings per share of CHF 20.20 versus CHF 12.55 in the previous year. Cash earnings per share are calculated as net earnings plus depreciation and non-cash amortization charges (i.e. goodwill and development cost amortization), non-cash currency translation losses and non-cash movements in provisions.

Financial Overview

Balance Sheet Summary*

	FY04	FY04	FY03	FY03	FY03	FY03
	Sep. 26,	June 27,	March 31,	Dec. 27,	Sep. 27,	June 28,
(Amounts in million Swiss Francs)	2003	2003	2003	2002	2002	2002

Net Working Capital (NWC)	125.6m	128.2m	112.1m	143.3m	132.1m	147.9m
NWC/Sales	19.2%	19.3%	16.0%	18.2%	17.7%	20.8%
Total Assets	688.1m	693.1m	683.1m	749.1m	771.0m	770.0m
Net Debt**	159.6m	166.5m	154.0m	220.3m	224.8m	247.6m
Total Equity	314.7m	312.3m	313.6m	305.7m	309.5m	309.1m
Equity/Assets Ratio	45.7%	45.1%	45.9%	40.8%	40.1%	40.1%
Capital Expenditures on Tangible and Intangible Assets (excl. Goodwill)	15.3m	11.8m	17.2m	11.7m	18.5m	14.4m
Goodwill	168.3m	172.5m	177.5m	197.6m	216.4m	220.5m
Cash provided in Operating activities	18.0m	7.1m	27.4m	16.2m	33.1m	-4.5m

*)	Balance Sheet as of March 31, 2003 reflects the impact of the divestments of Wiltronic and Leica Vectronix.

**)	Q2 FY04 amount is shown net of cash of CHF 2.1 million and capitalized debt issue cost/discounts of CHF 3.4 million.

Balance Sheet and Cash Flow

Net Working Capital and Ratio to Sales

Net Debt/Leverage Ratio

Net working capital was 19.2% of sales at the end of the second quarter, reflecting seasonally higher levels of working capital in the first half of the fiscal year. We continue to focus on reducing working capital investments.

Operating cash flow was CHF 18.0 million (11.0% of sales) compared with CHF 16.8 million (continuing operations) in the previous year, aided by improved earnings in the quarter. Capital Expenditures were CHF 15.3 million, with tangible capital expenditures of CHF 4.5 million, and intangible capital expenditures of CHF 10.8 million. Net of capital investments, including cash generated from disposal of assets or used for acquisitions, free cash flow for the current quarter was CHF 5.7 million, versus CHF 8.6 million in the previous year.

Net debt at the end of the second quarter was CHF 159.6 million, a decline of CHF 6.9 million compared with the first quarter. Net debt is comprised of Euro 65.0 million in long-term, high-yield bonds (equivalent to CHF 100.4 million at quarter end), CHF 58.9 million under the Revolving Credit Facility and CHF 5.8 million in various other borrowings, less cash of CHF 2.1 million and capitalized debt issue costs of CHF 3.4 million.

Divisional Results

Divisional Performance

Surveying & Engineering Division

Second Quarter					Year to date

Change							Change
		Prior	Current	Sales and results	Current	Prior
(%)	(mCHF)	year	year	(In million Swiss Francs)	year	year	(mCHF)	(%)

4.4%	4.3	97.5	101.8	SALES	203.2	192.3	10.9	5.6%
12.1%	1.3	10.6	11.9	EBIT	28.5	22.5	6.0	26.8%
17.7%	2.6	14.6	17.1	EBITDA	38.2	30.4	7.8	25.6%
1.9 pts	—	14.9%	16.8%	EBITDA Margin	18.8%	15.8%	—	3.0 pts

Surveying and Engineering revenues increased 4.4% in the second quarter and 5.5% on a currency-adjusted basis. The division benefited from first signs of recovery in the US markets and stable demand in its European markets. Earnings continue to out pace the previous year, driven largely by the division’s strong operating leverage. The division generated EBIT of CHF 11.9 million in the second quarter and EBITDA of CHF 17.1 million, or 16.8% of sales. In other matters, Leica Geosystems acquired Tritronics (Australia) Pty Ltd at the end of September, which will be fully consolidated into the Surveying & Engineering division as of the third quarter. The acquisition will leverage the division’s current mining-segment product offering with complementary solutions for machine automation and site management for mining and construction.

GIS & Mapping Division

Second Quarter					Year to date

Change							Change
		Prior	Current	Sales and results	Current	Prior
(%)	(mCHF)	year	year	(In million Swiss Francs)	year	year	(mCHF)	(%)

-3.3%	-0.8	23.5	22.7	SALES	45.9	47.7	-1.8	-3.7%
104.6%	4.6	-4.4	0.2	EBIT	-1.6	-8.1	6.6	80.7%
7708.4%	3.5	0.0	3.5	EBITDA	5.3	0.1	5.3	8912.4%
15.3 pts	—	0.2%	15.5%	EBITDA Margin	11.6%	0.1%	—	11.5 pts

The weakening US dollar was responsible for the decline in GIS & Mapping revenues in the second quarter. Adjusted for currency fluctuations, sales increased by 4.0% in the second quarter, fueled by strong demand for the division’s imaging software in the US defense and homeland security sectors. Demand in the ADS and ALS markets remains positive, with sales of digital products approaching close to 50% of total hardware sales. EBITDA increased significantly over the previous year, and was CHF 3.5 million, or 15.5% of sales compared with the breakeven result in the previous year. Earnings improvements are largely due to a lower cost base after the completion of the integration and cost reduction efforts in the third quarter of fiscal year 2003.

Divisional Results

Consumer Products Division

Second Quarter					Year to date

Change							Change
		Prior	Current	Sales and results	Current	Prior
(%)	(mCHF)	year	year	(In million Swiss Francs)	year	year	(mCHF)	(%)

41.6%	3.7	8.8	12.5	SALES	26.4	19.8	6.6	33.4%
-835.9%	-0.5	-0.1	-0.6	EBIT	0.5	0.2	0.2	93.8%
-2.4%	0.0	0.8	0.8	EBITDA	3.2	2.0	1.2	58.8%
-2.8 pts	—	9.2%	6.4%	EBITDA Margin	12.0%	10.1%	—	1.9 pts

Second quarter revenues increased 41.6% over the previous year, or 40.5% on a currency-adjusted basis, marking the fourth consecutive quarter of +20% sales growth. Although sales growth benefitted from the base effect of a low prior year, demand continues to be robust for the division’s DISTO™ 5 products, particularly in Europe and Asia. Increased penetration into new market segments, particularly in the United States and Japan, is also emerging through the division’s brand-label business. EBITDA margins declined to 6.4% in the second quarter, a temporary phenomenon. Margins were lower as the division filled its brand-label channels with low-margin demonstration products, and offered special promotions on older generation product models.

Metrology Division

Second Quarter					Year to date

Change							Change
		Prior	Current	Sales and results	Current	Prior
(%)	(mCHF)	year	year	(In million Swiss Francs)	year	year	(mCHF)	(%)

1.9%	0.3	15.5	15.8	SALES	31.1	26.7	4.4	16.3%
-5.1%	-0.1	2.9	2.7	EBIT	4.4	3.0	1.4	48.9%
9.9%	0.4	3.9	4.2	EBITDA	7.7	4.8	2.9	59.3%
1.9 pts	—	24.9%	26.8%	EBITDA Margin	24.7%	18.0%	—	6.7 pts

Despite pressure in its end markets, the Metrology division continued to grow its revenues, buoyed by strong demand in the North American markets. Sales grew by 1.9% over the previous year and by 3.5% on a currency-adjusted basis. Sales benefited from increased spending on large aerospace projects, further penetration of the automotive sector, and demand for its new generation of laser trackers. Profitability remained healthy, with an EBITDA margin of 26.8%.

Divisional Results

New Businesses Division

Second Quarter					Year to date

Change							Change
		Prior	Current	Sales and results	Current	Prior
(%)	(mCHF)	year	year	(In million Swiss Francs)	year	year	(mCHF)	(%)

13.1%	0.4	3.4	3.8	SALES	7.1	6.2	0.9	14.6%
13.1%	0.6	-4.8	-4.2	EBIT	-7.7	-10.0	2.3	22.8%
22.4%	0.6	-2.6	-2.0	EBITDA	-3.5	-5.6	2.1	37.5%
23.3 pts	—	-75.2%	-51.9%	EBITDA Margin	-49.2%	-90.5%	—	41.3 pts

Revenues in the New Businesses (Cyra) division increased 13.1% in the second quarter and 18.1% on a currency-adjusted basis. Additionally, Cyra continued to reduce its EBITDA losses in large part due to operating cost reductions taken in the previous year. Cyra continues to broaden its presence in non-US markets and has maintained its global market leadership position, despite increased competition. This past September Cyra announced its new generation of High Definition Surveying (HDS) products at the Inter-geo exhibition in Hamburg. These new products, which include the Leica HDS3000, and Cyclone 5.0 software, will make laser scanning (i.e. High-Definition Surveying) more user-friendly and cost-effective for a broader range of as-built, detail and engineering surveys.

Special Products Division

Second Quarter					Year to date

Change							Change
		Prior	Current	Sales and results	Current	Prior
(%)	(mCHF)	year	year	(In million Swiss Francs)	year	year	(mCHF)	(%)

6.2%	0.4	6.8	7.2	SALES	16.1	13.6	2.5	18.3%
-14.0%	-0.2	1.7	1.5	EBIT	3.4	3.4	0.1	1.9%
-19.1%	-0.5	2.7	2.2	EBITDA	4.9	5.2	-0.3	-5.6%
-9.5 pts	—	39.7%	30.2%	EBITDA Margin	30.2%	37.9%	—	-7.7 pts

The Special Products division includes our Polymeca mechanical engineering manufacturing facility, our GPS Marine business, and our 50% participation in Leica Instruments, Singapore. Sales from continuing operations grew by 6.2% in the second quarter. Profit margins decreased slightly compared with the previous year, however EBITDA margins remain over 30 percent.

Other Matters/Outlook

Other Matters

Employees

We had 2,338 employees at the end of September 2003, 23 fewer than at the end of June 2003. The geographical distribution of our workforce at the end of the quarter was as follows: 59% in Europe (including Heerbrugg), 25% in the Americas, and 16% in Asia and the rest of the world.

Acquisition of Tritronics (Australia) Pty Ltd

At the end of September, Leica Geosystems acquired Tritronics (Australia) Pty Ltd in an all-cash transaction for AUD 12 million (CHF 10.8m), plus a maximum earn out of an additional AUD 6 million (CHF 5.4m) payable over three years if established targets are met. The acquisition will leverage the Company’s current mining-segment product offering and strengthen Leica Geosystems’ overall portfolio with complementary solutions for machine automation and site management for mining and construction. The acquisition closed on October 13, 2003 and is expected to be immediately accretive.

Leica Geosystems receives highest corporate sustainability rating

In September, Leica Geosystems received a corporate sustainability rating of “A” from Centre Info, a member of the SiRi Group (Sustainable Investment Research International Group). With this rating, Leica Geosystems “rates among the most sustainable companies in Switzerland”, and “shows a very satisfying commitment to its various stakeholders...is constantly aware of its customers’ needs...gives great importance to its employees...has improved its corporate governance rating...and cares strongly for the environment.” The rating is an improvement over last year’s rating of “B+”, which at the time placed Leica Geosystems among the top 10 most sustainable companies in Switzerland.

Performance of LGSN share

2,215,341 registered shares

–	@ 50 CHF nominal per share: Share capital CHF 110.8m
–	@ 142.1 CHF carrying amount per share: Shareholders’ equity CHF 314.8m
–	@ 145.3 CHF average quarterly share price: Market capitalization (average 2nd quarter) CHF 321.9m

Business Outlook —
Third Quarter and Full Year 2004
(Barring any unforeseen circumstances)

We continue to expect full year sales growth to be in the range of 6% to 7%. In terms of the remaining two quarters, we expect revenues in both quarters to exceed the previous year. Fourth quarter sales should exceed the third, given the usual seasonality of our business, and the phasing of new product releases over the two quarters. For the balance of the fiscal year we continue to expect EBITDA margins to be above the previous year. As previously communicated, we expect net income for the remaining quarters of the year to be positive.

On behalf of the Board of Directors, the management team and the employees of Leica Geosystems, thank you for your support and continued investment in Leica Geosystems.

Sincerely,

Mario Fontana Chairman of the Board Leica Geosystems	Hans Hess CEO and Member of the Board of Directors Leica Geosystems

Financial Statements

CONDENSED FINANCIAL STATEMENTS

LEICA GEOSYSTEMS HOLDINGS AG

3 Months (2nd Quarter)
for the periods from June 29, 2002 to September 27, 2002 and June 28, 2003 to September 26, 2003

6 Months (Year to date)
for the periods from April 1, 2002 to September 27, 2002 and April 1, 2003 to September 26, 2003

According to International Financial Reporting Standards (IFRS)

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED STATEMENTS OF INCOME
(in thousand CHF, except share data)

	unaudited		unaudited

	3 Months (2nd Quarter)		6 Months (Year to date)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	June 28, 2003 to	June 29, 2002 to	April 1, 2003 to	April 1, 2002 to
	Sep. 26, 2003	Sep. 27, 2002	Sep. 26, 2003	Sep. 27, 2002

	CHF	CHF	CHF	CHF
Total Sales	163'830	186'406	329'758	364'344
Sales from discontinued operations		30'365	—	56'957
Sales from continuing operations	163'830	156'041	329'758	307'387
Cost of sales	-81'489	-73'950	-160'257	-142'775

Gross profit	82'341	82'091	169'501	164'612
Research and development costs	-16'394	-13'487	-32'972	-29'925
Selling and marketing costs	-38'596	-40'131	-77'086	-82'199
General and administrative costs	-19'064	-18'572	-38'423	-41'716
Other operating income/(expense) net	-3'613	-9'510	-5'531	-13'424
Gain/(loss) on disposal of property, plant and equipment net	33	-105	28	-649

Operating result from continuing operations	4'708	287	15'516	-3'300
Operating result from discontinued operations		7'864		15'518

Operating result	4'708	8'151	15'516	12'218
Income/(loss) from associated companies	512	-124	829	-163
Finance costs	-1'643	-357	-7'571	-10'027

Income/(loss) before tax	3'576	7'670	8'774	2'028
Income tax benefit/(expense)	-2'883	-5'406	-6'878	-3'170

Net income/(loss)	693	2'264	1'896	-1'142

Weighted average number of ordinary shares in issue	2'215'341	2'250'426	2'211'283	2'226'723
Basic earnings per share (single CHF)	0.31	1.01	0.86	-0.51

Adjustments for share options	42'708	1'642	28'859	22'666
Weighted average number of shares for diluted earnings per share	2'258'049	2'252'068	2'240'142	2'249'389
Diluted earnings per share (single CHF)	0.31	1.01	0.85	-0.51

ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED BALANCE SHEETS
(in thousand CHF)

	unaudited	unaudited	audited
	Sep. 26, 2003	June 27, 2003	March 31, 2003

	CHF	CHF	CHF
ASSETS
Current assets
Cash and cash equivalents	2'113	1'541	1'701
Trade accounts receivable	143'834	147'975	141'624
Inventories	112'894	112'062	104'507
Prepayments and accrued income	10'228	13'543	12'999
Other current assets	19'972	17'979	15'039

Total current assets	289'040	293'100	275'870

Non-current assets
Property, plant and equipment	90'095	91'581	93'545
Goodwill	168'291	172'471	177'484
Other intangible assets	94'435	92'446	92'066
Investments in associates	9'053	8'538	8'091
Deferred taxes	35'258	33'452	34'202
Other non-current assets	1'909	1'548	1'795

Total non-current assets	399'042	400'035	407'183

TOTAL ASSETS	688'082	693'135	683'053

of which discontinued operations	—	—	—

LIABILITIES AND EQUITY
Current liabilities
Bank overdrafts	522	140	1'269
Loans and borrowings	3'780	5'028	5'829
Trade accounts payable	54'909	56'941	57'891
Advance payments	700	734	502
Accrued compensation	31'741	27'798	26'127
Other accrued liabilities	34'294	37'560	32'831
Provisions	7'713	8'626	10'609
Corporate tax, current	19'734	21'030	20'201
Other current liabilities	12'249	10'643	13'910

Total current liabilities	165'642	168'501	169'169

of which discontinued operations	—	—	—

Non-current liabilities
Loans and borrowings
Revolving Credit Facility	57'532	63'034	52'945
9 7/8% Notes	98'426	98'264	93'842
Other loans & borrowings	1'429	1'585	1'959
Pension obligations	11'834	12'160	12'959
Deferred taxes	35'379	34'159	35'132
Other non-current liabilities	3'112	3'167	3'427

Total non-current liabilities	207'712	212'369	200'264

Total liabilities	373'354	380'869	369'433

SHAREHOLDERS’ EQUITY
Share capital	110'768	110'362	110'478
Share premium	60'432	59'807	59'918
Reserves	250'788	250'788	250'788
Accumulated deficit	-74'706	-75'399	-76'602
Hedging and currency translation adjustment	-32'553	-33'291	-30'962

Total shareholders’ equity	314'728	312'266	313'620

TOTAL LIABILITIES AND EQUITY	688'082	693'135	683'053

ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousand CHF, except number of shares)

	Number of				Hedging and
	registered		Share	Accumu-	currency
	shares	Share	Premium/	lated	translation
	issued	Capital	Reserves	Deficit	adjustment	TOTAL

	No.	CHF	CHF	CHF	CHF	CHF
Balance at March 31, 2002	2'251'101	112'554	316'178	-98'517	2'060	332'275

Issuance of common stock	3'219	161	472	—	—	633
Treasury shares movement	-3'894	-194	-339	—	—	-534
Net Income / (Loss)	—	—	—	-1'142	—	-1'142
Cash flow hedging adjustment	—	—	—	—	868	868
Currency translation adjustment	—	—	—	—	-22'639	-22'639

Balance at September 27, 2002	2'250'426	112'521	316'311	-99'659	-19'711	309'461

Balance at March 31, 2003	2'209'554	110'478	310'706	-76'602	-30'962	313'620

Issuance of common stock	3'037	152	210	—	—	362
Treasury shares movement	2'750	138	303	—	—	441
Net Income / (Loss)	—	—	—	1'896	—	1'896
Cash flow hedging adjust. (net of tax)	—	—	—	—	-1'351	-1'351
Currency translation adjustment	—	—	—	—	-240	-240

Balance at September 26, 2003	2'215'341	110'768	311'220	-74'706	-32'553	314'728

ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

LEICA GEOSYSTEMS HOLDINGS AG

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousand CHF)

	unaudited		unaudited
	3 Months (2nd Quarter)		6 Months (Year to date)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	June 28, 2003 to	June 29, 2002 to	April 1, 2003 to	April 1, 2002 to
	Sep. 26, 2003	Sep. 27, 2002	Sep. 26, 2003	Sep. 27, 2002

	CHF	CHF	CHF	CHF
Cash Flows from Operating Activities:
Operating profit/(loss)	4'707	8'151	15'516	12'218
Net interest expense paid	-1'002	-1'951	-7'036	-7'909
Taxes paid	-4'830	-1'150	-7'485	-2'128
Depreciation and amortization	17'467	17'241	34'430	33'686
Other non-cash items	21	105	199	649
Changes in net working capital	1'668	10'683	-10'529	-7'899

Cash provided by / (used in) operating activities	18'031	33'079	25'094	28'617

of which discontinued operations		16'310		9'456

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	-4'543	-8'082	-7'172	-12'437
Cash expended on intangible assets	-10'806	-10'409	-20'017	-20'489
Cash expended on acquisition	-5'430	-184	-5'430	-184
Disposal of subsidiary, net of cash	7'000	—	7'000	—
Sale of assets	1'499	9'847	1'500	13'189

Cash provided by / (used in) investing activities	-12'280	-8'828	-24'120	-19'921

of which discontinued operations		-622		-981

Cash Flows from Financing Activities:
Loans and borrowings	-5'851	-27'270	96	-10'937
Debt issuance costs	-320	—	-1'336	—
Proceeds from issue of share capital and own shares	1'031	-476	803	-217

Cash provided by /( used in) financing activities	-5'140	-27'746	-436	-11'154

of which discontinued operations		-15'843		-7'788

Effect of exchange rate changes on cash and cash equivalents	-39	-49	-127	-295

Net increase/(decrease) in cash and cash equivalents	572	-3'544	412	-2'753
Cash and cash equivalents at beginning of specified period	1'541	3'781	1'701	2'990

Cash and cash equivalents at end of specified period	2'113	237	2'113	237

of which discontinued operations		734		734

ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

LEICA GEOSYSTEMS HOLDINGS AG

CONDENSED CONSOLIDATED SEGMENT INFORMATION
(in thousand CHF)

	unaudited		unaudited
	3 Months (2nd Quarter)		6 Months (Year to date)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	June 28, 2003 to	June 29, 2002 to	April 1, 2003 to	April 1, 2002 to
	Sep. 26, 2003	Sep. 27, 2002	Sep. 26, 2003	Sep. 27, 2002

	CHF	CHF	CHF	CHF
Sales to external customers:
Surveying & Engineering	101'779	97'467	203'173	192'311
GIS & Mapping	22'728	23'476	45'918	47'716
Consumer Products	12'462	8'832	26'409	19'767
Metrology	15'793	15'492	31'058	26'743
New Business	3'844	3'416	7'104	6'169

Total Segments	156'606	148'683	313'663	292'706
Special Products — Continuing operations	7'224	6'758	16'095	13'557
Special Products — Discontinued operations	—	30'365	—	56'957
Central Services	—	600	—	1'124

Total sales to external customers	163'830	186'406	329'758	364'344

Results:
Surveying & Engineering	11'921	10'726	28'547	22'603
GIS & Mapping	289	-4'360	-1'421	-8'055
Consumer Products	-580	-62	451	233
Metrology	2'724	3'002	4'403	3'165
New Business	-4'190	-4'821	-7'734	-10'014

Total Segments	10'163	4'485	24'246	7'932
Special Products — Continuing operations	933	1'640	2'543	3'190
Special Products — Discontinued operations	—	7'864	—	15'518
Gain on sale of discontinued operations	—	—	—	—
Central Services	-6'389	-5'838	-11'272	-14'422

Total operating profit/ (loss)	4'708	8'151	15'516	12'218

Income/(loss) from associated companies:
Surveying & Engineering	—	-93	—	-93
GIS & Mapping	-90	2	-152	-86
Consumer Products	—	—	—	—
Metrology	—	-131	—	-207
New Business	—	—	—	—

Total Segments	-90	-222	-152	-386
Special Products — Continuing operations	529	98	897	223
Special Products — Discontinued operations	—	—	—	—
Central Services	72	—	84	—

Total associates gain/(loss)	512	-124	829	-163

Depreciation and Amortization:
Surveying & Engineering	-5'217	-3'930	-9'672	-7'915
GIS & Mapping	-3'315	-4'403	-6'891	-8'200
Consumer Products	-1'375	-877	-2'716	-1'762
Metrology	-1'512	-984	-3'271	-1'859
New Business	-2'197	-2'251	-4'242	-4'431

Total Segments	-13'616	-12'445	-26'792	-24'167
Special Products — Continuing operations	-721	-920	-1'422	-1'695
Special Products — Discontinued operations	—	-359	—	-695
Central Services	-3'132	-3'517	-6'217	-7'129

Total depreciation and amortization	-17'468	-17'241	-34'431	-33'686

EBITDA:
Surveying & Engineering	17'138	14'563	38'219	30'425
GIS & Mapping	3'514	45	5'317	59
Consumer Products	795	815	3'168	1'995
Metrology	4'235	3'855	7'674	4'817
New Business	-1'994	-2'570	-3'492	-5'583

Total Segments	23'688	16'708	50'886	31'713
Special Products — Continuing operations	2'183	2'658	4'861	5'108
Special Products — Discontinued operations	—	8'223	—	16'213
Central Services	-3'184	-2'321	-4'971	-7'293

Total EBITDA	22'687	25'268	50'776	45'741

ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

LEICA GEOSYSTEMS HOLDINGS AG

NOTES TO THE UNAUDITED, CONDENSED AND CONSOLIDATED FINANCIAL INFORMATION
(in thousand CHF)

1   Accounting policies

These consolidated interim condensed financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2003.

These condensed and consolidated interim financial statements should be read in conjunction with the annual financial statements for the Fiscal Year ended March 31, 2003.

2   Finance costs

Finance costs (in thousand CHF) for the comparative periods are itemized below:

	unaudited		unaudited
	3 Months (2nd Quarter)		6 Months (Year to date)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	June 28, 2003 to	June 29, 2002 to	April 1, 2003 to	April 1, 2002 to
	Sep. 26, 2003	Sep. 27, 2002	Sep. 26, 2003	Sep. 27, 2002

	CHF	CHF	CHF	CHF
Interest income	10	32	25	342
Interest expense:
Revolving Credit Facility	-1'068	-1'520	-1'905	-3'154
9 7/8% Notes	-2'391	-2'492	-4'996	-4'810
Other	-15	-420	-85	-453

Total interest expense	-3'474	-4'432	-6'986	-8'417
Debt acquisition, issuance and share offering costs:
Amort. of debt acquisition cost —
Revolving Credit Facility	-171	-571	-722	-1'143
Amort. of debt acquisition cost — 9 7/8% Notes	-96	-99	-191	-195

Total debt acquisition, issuance and share offering costs	-267	-670	-913	-1'338
Foreign exchange gains/(losses) on borrowings	2'088	4'713	303	-614

Total finance costs	-1'643	-357	-7'571	-10'027

3   Acquisition of Tritronics (Australia) Pty Ltd

On September 1, 2003 Leica Geosystems announced that it had signed an agreement to acquire Tritronics (Australia) Pty Ltd in an all-cash transaction for AUD 12 million (CHF 10,8 million), plus a maximum earn out of an additional AUD 6 million (CHF 5,4 million) payable over three years if established targets are met. The acquisition will leverage the Company’s current mining-segment product offering and strengthen Leica Geosystems’ overall portfolio with complementary solutions for machine automation and site management for mining and construction. The acquisition is expected to be immediately accretive to Leica Geosystems’ financial performance and was closed on October 13, 2003.

4   Post balance sheet events

With the exception of the Tritronics closing, there are no events to report which could have a significant influence on the financial statements for the period ended September 26, 2003.

ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

For electronic copies of this publication and other company
information, please visit our web-site at:
www.leica-geosystems.com/investor/index.htm

Company contact information:

Investor Relations:
George Aase
Director Investor Relations
Phone +41-71-727-3064
Email: investor@leica-geosystems.com	Leica Geosystems CH-9435 Heerbrugg (Switzerland) Phone +41 71 727 31 31 Fax +41 71 727 46 73 www.leica-geosystems.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 7 November 2003	By:	/s/ Christian Leu

	Name: Title:	Christian Leu Chief Financial Officer